Exhibit 99.(a)(11)

The following communication to employees of 24/7 Real Media, Inc. (“TFSM”) was posted on TFSM’s intranet on Tuesday, June 12, 2007 as the “Question of the Month.”

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Question: What does TFSM’s potential integration with WPP mean for you?

Dave Moore: The transactions with WPP gives TFSM access to a number of advertisers. In addition, it instantly makes us the largest buyer of search ads. Watch the video to view Dave’s full answer.

Click on video icon to watch Dave Moore’s answer (1:55)

VIDEO TRANSCRIPT

Dave Moore: The transaction with WPP is a terrific deal for the Company and we think even a better deal for WPP.  As you know, they are one of the largest advertising holding companies in the world.  They have J Walter Thompson, Y&R and Ogilvy & Mather, just to name a few.  The ability to work with WPP gives us wide access to a number of advertisers and instantly makes us the largest buyer of search advertising in the marketplace.  Additionally, we can now target our network to specific clients and develop customized versions of those networks, making it easier for these various companies of WPP to buy.

As you know, access is really important in today’s day and age, and with the average interactive buyer having over 125 different people calling on it day in and day out, our ability to meet and work with our WPP brothers and sisters will give us the ability to generate revenues far beyond what we have ever dreamed of before.

Finally, our ad serving web analytics technology licensing should get a sharp boost, as future licensees look at the ability to access the wide range of our parent company, WPP’s, clients and advertisers.

So, overall, this was the right deal at the right time.  It offers tremendous potential for us going forward, and we are very excited to be part of the WPP family.